SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

1.	THIRD QUARTER 2013 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013

This Management's Discussion and Analysis ("MD&A") supplements our condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the three and nine months ended September 30, 2013, and the related notes thereto, which have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of November 5, 2013, and should be read in conjunction with the audited consolidated annual financial statements for the year ended December 31, 2012.

Additional information, including our most recent Form 40-F and Annual Information Form, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A, please see the discussion under "Non-GAAP Financial Measures" in section 13 of this MD&A. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in a cautionary note contained in section 16 of this MD&A.

1.	THIRD QUARTER 2013 HIGHLIGHTS

▪
Reported cash costs of $13.32 per payable ounce of silver sold. Continued cash cost reduction efforts, at the Pirquitas Mine, focused on headcount, third party contract services and operational controls at the plant and mine to sustainably reposition the mine on the industry cost curve.

▪	Produced and sold 2.0 million ounces of silver.

▪	Due to a higher zinc grade and recovery, produced a record 7.8 million pounds of zinc.

▪	Obtained legal access to the surface rights for a critical land parcel at the Pitarrilla project.

▪	Cash balance of $401.4 million as at September 30, 2013.

▪	Announced the sale of the San Agustin exploration project in Mexico for approximately $75 million in cash and shares, subsequent to quarter end.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates for the remainder of 2013. Major capital, exploration and development expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in section 16 herein.
Silver production through the fourth quarter of 2013 is expected to total approximately 2 million ounces, taking full year guidance to approximately 8 million ounces. Fourth quarter production is expected to be similar to the third quarter of 2013, as ore delivery from the early portions of the Phase 2 benches of the San Miguel open pit continues to be of a more oxidized nature containing higher zinc grade which reduces silver recoveries. Zinc production during the fourth quarter, however, is anticipated to be higher than expected, and similar to third quarter levels at approximately 8 million pounds. Higher zinc production is expected to offset lower silver production so that the value of metals produced will be largely in line with original guidance for the year.

Based on favourable cash cost performance through the first nine months of 2013 and continued cost improvements at the Pirquitas Mine, we expect annual cash costs to be at the lower end of our previously reduced guidance range of $14.00 to $15.00 per payable ounce of silver sold.

Capital expenditures at the Pirquitas Mine in the fourth quarter are expected to total approximately $7 million in order to complete the Phase 4 tailings lift and replace the third party mining fleet with our own equipment. Deferred stripping expenditures in the fourth quarter are anticipated to be approximately $3 million as the strip ratio continues to reduce as Phase 2 of the San Miguel open pit progresses. Annual exploration and development expenditure guidance remains unchanged.

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which have significant impacts on the mining industry. Given the significance of the taxation and royalty changes, we have initiated a thorough review of the mine and plant options at Pitarrilla and no longer anticipate making a construction decision by the end of the year.

3.	BUSINESS OVERVIEW

We are a primary silver resource and production company that has one producing mine and a portfolio of silver resource dominant projects. Our properties are located in six countries in the Americas. We are focused on optimizing the production of silver from the Pirquitas Mine, which is located in the Province of Jujuy, Argentina, advancing the Pitarrilla project in Durango State, Mexico, as well as the San Luis project in the Ancash Department, Peru. In addition, we continue to advance our large portfolio of mineral projects and properties, which are at various stages of exploration and development. A number of these properties have silver mineral resources identified on them. We believe we hold one of the largest silver mineral reserves and silver mineral resources positions of any publicly-traded silver company. We also hold an approximate 18% interest in Pretium Resources Inc. ("Pretium"), a TSX-listed gold exploration company.

The precious metals sector was dominated by the macro economic backdrop of the United States through the third quarter of 2013. Expectations of a reduction to quantitative easing drove metal prices lower at the start of the third quarter, only to see silver prices recover when it became clear those expectations were unfounded. Prices then eased through September and into October as the partial shutdown of the United States government and concerns around technical debt default drove general risk aversion in the market. In response to these factors, the price of silver initially increased through July and August, reaching a high of $24.21 on September 3, 2013, but subsequently declined to $21.68 on September 30, 2013. During the third quarter of 2013, the price of silver averaged $21.37 per ounce, compared to $23.11 per ounce in the second quarter of 2013 and $29.91 per ounce in the third quarter of 2012. The lower silver prices in the third quarter of 2013 significantly impacted our revenues and income for the quarter. The reduction in silver prices impacts our cash flows and has caused us to re-evaluate our current expenditures, in an effort to focus our resources and manage capital with respect to timing and amount spent on exploration projects, corporate overhead and development capital expenditures.

In addition to global economic issues, the Pirquitas Mine operates within a tightly-controlled regulatory environment in Argentina. Importation of goods and services into Argentina requires pre-approval, which causes delays in obtaining certain parts and supplies. The Central Bank of Argentina regulates U.S. dollar flows into and out of the country, the recovery of VAT is highly regulated with a complex collection process, and Argentina is experiencing high inflation. All of these factors have directly impacted our business in Argentina.

Through the first three quarters of 2013, we continue to have predictable operating performance at the Pirquitas Mine, producing 2.0 million ounces of silver in the third quarter of 2013. Given the regulatory environment in Argentina, production costs remain elevated though significant cost reductions have been achieved through the first nine months of 2013. We are continuing to implement our cost reduction initiatives, which remains particularly important given prevailing silver prices.

We also continued to advance our principal development project, the Pitarrilla project. A key objective for 2013 is to obtain surface use agreements over five parcels of land within the Pitarrilla project's boundaries which we currently do not control. During the third quarter of 2013 we completed agreements over two parcels, and subsequent to quarter end, received approval for a 30-year temporary occupation application over a third parcel, which may be subject to appeal. We advanced certain pre-construction activities including pilot plant studies and tendered the engineering, procurement, construction management ("EPCM") contract.

On November 5, 2013 we entered into a purchase agreement with Argonaut Gold Inc. ("Argonaut"), a TSX-listed company, to sell our San Agustin project in Mexico. Under the terms of the agreement we will receive total aggregate consideration of approximately $75 million, comprised of $15 million in cash and $30 million in Argonaut shares (based on the 5-day volume weighted average sale price for Argonaut shares trading on the TSX prior to signing the agreement) on closing, and deferred cash consideration of $30 million ($10 million payable on May 5, 2014 and $20 million payable on May 5, 2015). In addition, we will have a 2% NSR royalty on sulphide ores from the project. Completion of the transaction is subject to customary closing conditions, including receipt of required regulatory and TSX approvals.

4.	RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

		Three months ended
	September 30	June 30	March 31	December 31	September 30	June 30
Operating data	2013	2013	2013	2012	2012	2012
Total material mined (kt)	4,465	4,471	4,210	4,415	4,333	4,483
Ore crushed (kt)	524	480	428	407	533	400
Ore milled (kt)	394	365	396	417	404	386
Silver mill feed grade (g/t)	215	216	207	212	214	219
Zinc mill feed grade (%)	1.91	1.53	0.92	0.67	0.65	0.66
Silver recovery (%)	74.6	74.8	76.3	79.9	77.7	74.5
Zinc recovery (%)	47.0	46.0	41.1	41.7	38.8	35.3

Silver produced ('000 ozs)	2,028	1,890	2,017	2,268	2,163	2,021
Zinc produced (zinc concentrate) ('000 lbs)	7,818	5,589	3,323	2,615	2,256	1,907
Silver sold ('000 ozs)	1,969	2,207	2,018	3,218	2,770	1,859
Zinc sold (zinc concentrate) ('000 lbs)	4,952	2,217	2,147	2,731	2,152	1,791

Realized silver price ($/oz)	21.38	22.47	30.68	32.69	29.37	30.06

Cash costs ($/oz) (1)(2)	13.32	13.03	13.58	16.13	17.59	16.54
Total costs ($/oz) (1)(2)	21.24	20.05	20.06	23.85	24.43	23.49

Financial Data ($000s)
Revenue	43,944	32,654	49,062	86,778	73,524	42,412
Income (loss) from mine operations (2)	5,732	(18,971)	14,438	24,102	19,411	8,234

(1)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas Mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our condensed consolidated interim statements of (loss) income, please refer to "Non-GAAP Financial Measures" in section 13 of this MD&A.

(2)
Information has been restated for IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine ("IFRIC 20") and a presentation error in our cash costs and total costs, as discussed in section 13 of this MD&A.

Mine production

The Pirquitas Mine produced 2.0 million ounces of silver in the third quarter of 2013, higher than the 1.9 million ounces produced in the second quarter of 2013. The increase in silver production reflects planned higher tonnage through the mill.

During the third quarter of 2013, approximately 394,000 tonnes of ore were milled, compared to 365,000 tonnes in the second quarter of 2013. Ore was milled at an average rate of 4,283 tonnes per day, 7% above the mill's nominal design. This compares to an average milling rate of 4,009 tonnes per day in the second quarter of 2013. Ore milled contained an average silver grade of 215 g/t, compared to 216 g/t reported in the second quarter. The average recovery rate for silver decreased marginally to 74.6% from 74.8% in the previous quarter, mainly due to higher zinc grades and some oxide ore in the mill feed. As Phase 2 of the San Miguel open pit deepens, the proportion of oxide ore in the mill feed is expected to decrease which will eventually remove this cause of reduced recoveries from the primary feed.

The mine also produced 7.8 million pounds of zinc in zinc concentrate in the third quarter of 2013, a 40% improvement compared to the second quarter of 2013 and the highest quarterly zinc production result in the history of the mine. This record zinc production reflects higher zinc grades and improved zinc recoveries, as we mined more of the zinc-rich Potosi area of the San Miguel open pit.

Mine operating costs

Cash costs per payable ounce of silver sold and total costs per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP Financial Measures" in section 13 of this MD&A.

During the first half of 2013, we commenced a cost reduction initiative at the Pirquitas Mine, which continued through the third quarter and is anticipated to continue until early 2014. The main focus has been on replacing third party contract services, reducing headcount and implementing operational controls at the plant and mine to drive efficiencies. These activities led to a reduction of site operating costs of approximately 14% during the third quarter of 2013 compared to the third quarter of 2012.

The full benefit of these cost savings does not immediately impact the condensed consolidated interim statements of (loss) income, and hence our reported cash costs, as cost of inventory, the principal component of cash costs, is a weighted average cost which has been built up over an extended period of time.

Cash costs, which include cost of goods sold, treatment and refining costs, and by-product credits, were $13.32 per payable ounce of silver sold in the third quarter of 2013 compared to $13.03 per payable ounce of silver sold in the second quarter of 2013 and $17.59 per payable ounce of silver sold in the third quarter of 2012. Cash costs in the third quarter of 2013 benefited from lower operating costs and more favorable concentrate sales terms compared to the third quarter of 2012. The decline in cash costs was also a result of the adoption of IFRIC 20, the impact of which commenced as of January 1, 2012. As a result of the adoption of this new accounting standard, mining costs were removed from stockpile inventory and capitalized as a Stripping Activity Asset ("SAA"). Inventory sold in the third quarter of 2012 was at a higher per unit cost compared to the third quarter of 2013 as the majority of concentrate sold included previously incurred stripping costs. As we progressed through 2012 and into 2013, the effect of capitalizing stripping costs reduced the weighted average cost of finished goods inventory and hence reduced cost of inventory, on a per payable ounce basis.

Total costs, which include silver export duties, depreciation, depletion and amortization, were $21.24 per payable ounce of silver sold in the third quarter of 2013 compared to $20.05 per payable ounce of silver sold in the second quarter of 2013 and $24.43 per payable ounce of silver sold in the third quarter of 2012. These non-cash items were reasonably consistent per payable ounce of silver sold. Therefore, the main driver for the decrease in total costs is related to the reduction in cash costs, as discussed above.

Mine sales

We sold 2.0 million ounces of silver during the third quarter of 2013, compared to 2.2 million ounces in the second quarter of 2013. Sales were in line with ounces produced as planned. We also sold 5.0 million pounds of zinc in the third quarter of 2013, well in excess of the 2.2 million pounds sold in the second quarter of 2013, due to the increase in zinc production through 2013.

Exploration at Pirquitas

During the third quarter of 2013, we completed the Preliminary Economic Assessment ("PEA") on the Cortaderas deposit to assess the economic opportunity of underground mining at Cortaderas and extend the Pirquitas Mine life. The PEA confirmed that the underground mining opportunity is technically and economically possible, but due to the current business environment in Argentina, metal price environment and our spending controls, we are not advancing to a pre-feasibility level study at this time, but will continue to monitor the situation closely.

The Cortaderas deposit of silver-zinc mineralization is located approximately 500 metres north of the San Miguel open pit and is estimated to contain 3.6 million tonnes of Indicated Mineral Resources averaging 137 g/t silver at a silver cut-off grade of 50 g/t, for 15.6 million ounces of contained silver. In addition, there are an estimated 2.7 million tonnes of Inferred Mineral Resources averaging 162 g/t at a silver cut-off grade of 50 g/t, that contains 14.1 million ounces of silver. The Mineral Resources estimate for the Cortaderas area as of December 31, 2012 was completed by Jeremy D. Vincent B.Sc. (Hons), P.Geo, in accordance with the standards of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the definition standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Resources, please refer to the technical report dated December 23, 2011 and entitled “NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina”.

Fiscal stability agreement and regulatory environment

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas Mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Federal Government asserts that the Pirquitas Mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina. The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta).
As of September 30, 2013, the Pirquitas Mine has paid $6.6 million in export duties, against which it has filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue duties in full until the outcome of our challenge of the legality of the application of the export duty is known with certainty. However, the Federal Government has enacted legislation limiting the term of effectiveness of injunctions ordered against it, and we are assessing the potential impact of such legislation on the Injunction, including as it relates to the payment of any accrued export duties. At September 30, 2013, we have accrued a liability totaling $45.4 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the consolidated statement of (loss) income for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on our total costs. If resolved in our favour, the impact would be to reduce total costs by approximately 10% of the net sales price on a per ounce basis.
The Federal Government of Argentina also requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. The Argentine pesos can then be exchanged back into the original currency, again through the Sole Foreign Exchange Market, provided the required authorization is granted by the Central Bank of Argentina and the Federal Administration of Public Revenue. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina, and although the Fiscal Agreement includes stability over foreign exchange controls, the Federal Government removed such benefits with this requirement.

5.	REVIEW OF PROJECTS

Pitarrilla, Mexico

Capitalized expenditures at our wholly-owned Pitarrilla project located in the State of Durango, Mexico during the three months ended September 30, 2013 amounted to $2.1 million ($5.7 million - nine months ended September 30, 2013).

During and subsequent to the third quarter of 2013, we have continued to progress all key areas of the project and reduce project risk in critical areas, achieving the following:

▪
Received in early October government approval of the 30-year temporary occupation application for the last critical surface property needed to develop the Pitarrilla project. Our occupation could still, however, be subject to legal appeal;

▪
Having submitted the final Project Environmental Impact Assessment, we subsequently responded to inquiries received from the Mexican Ministry of Environment and Natural Resources, SEMARNAT, for clarifying information, and are now awaiting a response from the authorities;

▪	Completed a 10 tonne pilot plant test and are awaiting receipt of the final metallurgical report;

▪	Advanced work on the access road, finalized construction of the initial project landfill and conducted exploration for additional water sources;

▪	Undertook technical discussions and explored options with potential suppliers of mobile equipment and other equipment suppliers; and

▪	Appointed financial advisors, and entered into discussions with potential partners, while considering alternative financing strategies.

In October 2013, the Mexican government enacted significant changes to the mining tax and royalty regime which have significant impacts on the mining industry. Given the significance of these changes, we have initiated a thorough review of the mine and plant options at the Pitarrilla project, and no longer anticipate making a construction decision by the end of the year.

Our Pitarrilla project is located approximately 160 kilometres north-northwest of the city of Durango. Once in production, Pitarrilla is expected to be one of the largest silver mines in Mexico, producing an estimated 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32-year project life as outlined in the technical report dated December 14, 2012 and entitled “NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico” (the “2012 Pitarrilla Technical Report”).

The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver at an average grade of 95.1 g/t silver, 1,014 million pounds of lead at an average grade of 0.29% lead and 2,722 million pounds of zinc at an average grade of 0.79% zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver at an average grade of 82.99 g/t silver, 1,815 million pounds of lead at an average grade of 0.32% lead and 4,146 million pounds of zinc at an average grade of 0.72% zinc, all using a 30 grams per tonne silver cut-off. The Mineral Resources and Mineral Reserves estimates were prepared respectively by Jeremy Vincent, B.Sc. (Hons), P.Geo and by Andrew W. Sharp, B.Eng., FAusIMM and presented in the 2012 Pitarrilla Technical Report, in accordance with the standards of NI 43-101 and the definition standards of the CIM.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during the three months ended September 30, 2013 amounted to $1.2 million ($5.1 million - nine months ended September 30, 2013).

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein, but the execution of the mining project requires land access negotiations to be completed with both communities, and to date we have only reached an agreement with the Cochabamba community. Two additional targets that have been identified, the Bonita and San Simon Zones, and both appear to have the potential to be high-grade gold deposits, and are both located entirely within the area held by Cochabamba.
Earlier in 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San Luis mineral property. This extension enables us to complete exploration work on the Bonita and San Simon Zones. Preparation of exploration permits for these targets has commenced with an objective of commencing exploration drilling upon the conclusion of the Peruvian rainy season in the first half of 2014.
We continue to negotiate with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. The completion of this land access agreement will enable permit applications to be submitted and a development decision to be made.
The Ayelén vein, within the San Luis project, comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold. The Mineral Reserves estimate was prepared by Steve L. Milne, P.E. of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standards of NI 43-101 and the definition standards of the CIM.

Other Exploration Projects

During the second and third quarters of 2013, we completed a detailed appraisal of our large property portfolio to determine which properties to advance along with our corporate strategy, and which properties to relinquish. This resulted in several properties being relinquished to save property holding costs.

San Luis del Cordero, Mexico
We have an option agreement with respect to the San Luis del Cordero property in Durango, Mexico, under which we can earn a 51% interest in the property by drilling a minimum of 4,000 metres within the first year, making total cash payments of $1.5 million, and incurring exploration expenditures totaling $3.5 million over the three-year term of the agreement. During the third quarter of 2013, we completed our permit applications, and subsequent to quarter end received our exploration permit which will enable a drill program to be commenced during the fourth quarter of 2013.
Parral, Mexico
We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating them for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets. Drilling programs are being designed for the Veta Colorada and Palmilla properties, with exploration permit applications being prepared for these programs.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the nine most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2013			2012				2011 (1)
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
				(restated)	(restated)	(restated)	(restated)
Revenue	$43,944	$32,654	$49,062	$86,778	$73,524	$42,412	$38,406	$14,369	$26,152
Income (loss) from mine operations	$5,732	$(18,971)	$14,438	$24,102	$19,411	$8,234	$6,358	$(3,270)	$11,492
(Loss) income before tax	$(13,793)	$(234,685)	$(4,448)	$(4,741)	$5,140	$44,883	$1,842	$(7,767)	$52,724
(Loss) income after tax	$(14,306)	$(235,945)	$(4,559)	$26,759	$(1,597)	$35,016	$(1,039)	$2,584	$21,836

Basic (loss) earnings per share	$(0.18)	$(2.92)	$(0.06)	$0.33	$(0.02)	$0.43	$(0.01)	$0.03	$0.27
Diluted (loss) earnings per share	$(0.18)	$(2.92)	$(0.06)	$0.33	$(0.02)	$0.43	$(0.01)	$0.03	$0.27

Cash and cash equivalents	$401,384	$435,805	$461,846	$366,947	$353,439	$351,780	$293,294	$329,055	$355,903
Total assets	$1,169,967	$1,176,363	$1,426,245	$1,324,685	$1,346,304	$1,323,553	$1,288,198	$1,276,102	$1,249,570
Working capital	$608,165	$630,414	$588,178	$350,912	$369,401	$358,569	$292,027	$399,088	$428,627
Non-current financial liabilities	$184,791	$182,486	$180,224	$0	$0	$0	$0	$126,555	$182,018

(1)	Information for 2011 has not been restated for IFRIC 20 (see section 13 of this MD&A).

Three months ended September 30, 2013 compared to the three months ended September 30, 2012

Net loss for the three months ended September 30, 2013 was $14.3 million ($0.18 per share) compared to net loss of $1.6 million ($0.02 per share) in the same period of 2012. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

In the three months ended September 30, 2013, we recognized revenues from the Pirquitas Mine of $43.9 million from the sale of 2.0 million ounces of silver and 5.0 million pounds of zinc. Sales recognized in the period realized an average silver price of $21.38 per ounce, excluding the impact of period-end price adjustments. This is compared with the third quarter of 2012, which recognized revenues of $73.5 million from the sale of 2.8 million ounces of silver at an average realized price of $29.37 per ounce. The lower revenue recorded in the third quarter of 2013 compared to 2012 was primarily due to significantly lower silver prices, but lower ounces of silver sold also contributed to this decrease. At September 30, 2013, sales contracts containing 1.5 million ounces of silver are subject to final price settlement over the next four months. Zinc shipments for the third quarter of 2013 realized an average price of $0.84 per pound compared to $0.89 per pound in the third quarter of 2012.

Cost of sales for the third quarter of 2013 was $38.2 million compared to $54.1 million in the third quarter of 2012. The resulting income from mine operations was $5.7 million in the third quarter of 2013, compared to $19.4 million in the third quarter of 2012, resulting in gross margin of 13.0% in the third quarter of 2013, compared to 26.4% in the third quarter of 2012. Cost of inventory on a per unit basis was $11.97 per ounce compared with $18.55 per ounce in the third quarter of 2012, which shows the improvement in the cost structure of the mine through 2013, as well as a greater impact of deferred stripping costs. The reduction in margin was primarily as a result of the significant decline in silver prices.

General and administrative expenses for the three months ended September 30, 2013 of $7.3 million were higher than the $4.5 million recorded in the three months ended September 30, 2012. This increase is principally due to restructuring costs of $2.5 million incurred in the three months ended September 30, 2013.

During the three months ended September 30, 2012 we recorded dilution gains of $2.6 million as a result in the dilution of our shareholding in Pretium, and also recognised our share of Pretium's loss which was $0.7 million. No such transactions were recorded in the three months ended September 30, 2013 following our de-recognition of Pretium as an associate in May 2013.

During the third quarter of 2013, we recorded $5.2 million of interest expense and other financing costs compared to $6.6 million for the third quarter of 2012. The $1.4 million decrease was primarily a result of the change in our estimate of close down and restoration provisions at the end of 2012; this reduced the accretion expense, which is recorded as a financing charge, in the third quarter of 2013, compared to the third quarter of 2012. Despite the increased principal balance of the senior convertible unsecured notes (the "2013 Notes") outstanding in the third quarter in 2013 relative to the principal balance of the previously issued 4.5% senior convertible notes (the "2008 Notes") outstanding in the third quarter of 2012, interest expense was only slightly higher in 2013 due to a lower interest rate payable on the 2013 Notes.

We recorded a foreign exchange loss for the three months ended September 30, 2013 of $7.9 million compared to a loss of $1.0 million in the three months ended September 30, 2012. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, Canadian and Australian dollars. During the three months ended September 30, 2013, this loss largely resulted from the Argentine peso steadily weakening against the U.S. dollar, while the Canadian dollar and Australian dollar were relatively flat compared to the U.S. dollar. In the same period of 2012, the Argentine peso devalued at a slower rate, while the Canadian dollar strengthened to help offset some of the loss from the devaluation of the Argentine peso.

For the three months ended September 30, 2013, we recorded an income tax expense of $0.5 million compared to $6.7 million in the three months ended September 30, 2012. Income tax expense from the Pirquitas mine is largely offset by losses generated through corporate general and administrative expenses. In the third quarter of 2012, the income tax expense is the result of profitable operations at Pirquitas and the continued devaluation of the Argentine peso against the U.S. dollar, which increased deferred income tax liabilities and therefore increased tax expense. This was slightly offset by recoveries in other jurisdictions.

Nine months ended September 30, 2013 compared to the nine months ended September 30, 2012

Net loss for the nine months ended September 30, 2013 was $254.8 million ($3.16 per share) compared to net income of $32.4 million ($0.40 per share) in the same period of 2012. This loss was primarily due to the asset impairment charges and write downs recorded for the nine months ended September 30, 2013 of $222.3 million compared to nil in the nine months ended September 30, 2012. An impairment charge of $202.4 million was recorded against the carrying value of the Pirquitas Mine, inventory which had cost in excess of its net realizable value ("NRV") was written down by $12.2 million, assets held for sale were written off in the amount of $3.9 million, and a further $3.8 million was written off against certain exploration and evaluation assets. The following is a summary and discussion of the other significant components of income and expenses recorded during the nine months of 2013 compared to the same period in the prior year.

In the nine months ended September 30, 2013, we recognized revenues from the Pirquitas Mine of $125.7 million from the sale of 6.2 million ounces of silver and 9.3 million pounds of zinc. Sales recognized in the period realized an average silver price of $24.71 per ounce, excluding the impact of negative period-end price adjustments, and zinc shipments realized an average price of $0.86 per pound. This is compared with the nine months ended September 30, 2012, which recognized revenues of $154.3 million from the sale of 6.2 million ounces of silver at an average realized price of $30.28 per ounce, and 5.7 million pounds of zinc at an average realized price of $0.89 per pound. Given that the quantity of silver ounces sold were consistent over these periods, the reduction in revenue noted in the nine months ended September 30, 2013 compared to the same period in 2012 was due primarily to the realized price of silver being over $5.50 per ounce lower, offset to some extent by improved sales terms on our silver concentrate and additional zinc sales of approximately 3.6 million pounds.

Cost of sales for the nine months ended September 30, 2013 was $124.5 million compared to $120.3 million in the nine months ended September 30, 2012. The resulting income from mine operations was $1.2 million in the nine months ended September 30, 2013, compared to $34.0 million in the nine months ended September 30, 2012, resulting in a gross margin of 1.0% in the first nine months of 2013, compared to 22.0% in the first nine months of 2012. The most significant impact on cost of sales was the $12.2 million write-down of inventory. Cost of inventory on a per unit sold basis was $11.29 per ounce in the nine months ended September 30, 2013 compared to $12.78 per ounce in the corresponding period in 2012, illustrating the lower cost base of units produced. Thus, the reduction in margin over these periods was primarily a result of the significant decline in silver prices noted above.

General and administrative expenses for the nine months ended September 30, 2013 of $18.0 million were consistent with the $17.8 million recorded in the nine months ended September 30, 2012. Lower share-based payment expenses in the nine months ended September 30, 2013 due to unvested option forfeitures and the lower share prices used to value cash-settled units, offset the $2.5 million of restructuring costs recorded in the third quarter of 2013.

Several transactions relating to our investment in Pretium have been recorded in our condensed consolidated interim statements of (loss) income. During the nine months ended September 30, 2013, we recorded a gain on the de-recognition of our investment in associate, Pretium, of $22.0 million. This gain arose as a result of the change in accounting treatment for this investment from equity accounting to accounting for this investment as an available-for-sale financial asset, which occurred during the second quarter of 2013. In the nine months ended September 30, 2012, we recorded a gain on the partial disposition of our investment of $49.1 million. We also recorded dilution gains totaling $2.1 million in the nine months ended September 30, 2013 compared to $15.8 million in the same period of 2012. These non-cash gains resulted from Pretium completing several private placements in respect of which we did not participate.

During the nine months ended September 30, 2013, we recorded $17.9 million of interest expense and other financing costs compared to $18.9 million for the nine months ended September 30, 2012. The $1.0 million decrease was primarily a result of the change in our estimate of close down and restoration provisions at the end of 2012; this reduced the accretion expense, which is recorded as a financing charge, in the nine months ended September 30, 2013, as compared to the nine months ended September 30, 2012. Despite the increased principal balance of the 2013 Notes outstanding in the third quarter in 2013 relative to the principal balance of the 2008 Notes outstanding in the third quarter of 2012, interest expense was only slightly higher in 2013 due to a lower interest rate payable on the 2013 Notes.

During the nine months ended September 30, 2013, we recognized a loss of $11.0 million on marketable securities. The loss was a result of the decline in market value of an investment that was impaired at December 31, 2012, such that any subsequent reductions in the market value of this investment are recognized through the condensed consolidated interim statements of (loss) income. There was no such loss recognized for the first nine months of 2012.

In the first nine months of 2012, we partially reversed a previous impairment of the value of Canadian asset-backed commercial paper based on improved liquidity in the market and sale of the assets held for a gain of $4.9 million. There was an insignificant gain recorded in the nine months ended September 30, 2013 from additional funds received.

We recorded a foreign exchange loss for the nine months ended September 30, 2013 of $20.9 million compared to a loss of $3.9 million in the nine months ended September 30, 2012. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos, Canadian and Australian dollars. During the nine months ended September 30, 2013, this loss resulted from the Argentine peso steadily weakening against the U.S. dollar, and also a weakening of the Canadian dollar and the Australian dollar relative to the U.S. dollar. In the first nine months of 2012, the Argentina peso devalued, however at a slower rate, while the Canadian dollar strengthened to help offset some of the loss from the devaluation of the Argentine peso.

For the nine months ended September 30, 2013, we recorded an income tax expense of $1.9 million compared to $19.4 million in the nine months ended September 30, 2012. Income tax expense from the Pirquitas mine is largely offset by losses generated through corporate general and administrative expenses. In the nine months ended September 30, 2012, the income tax expense is the result of profitable operations at Pirquitas and the continued devaluation of the Argentine peso against the U.S. dollar, which increased deferred income tax liabilities and therefore increased tax expense. The effective tax rate is reduced by the sale of Pretium shares at a capital gains rate and losses utilized in other jurisdictions.

7.	LIQUIDITY

At September 30, 2013, we had $401.4 million of cash and cash equivalents, an increase of $34.4 million from December 31, 2012. The increase in cash primarily resulted from the issuance of the 2013 Notes for net proceeds of $256.1 million. These proceeds were partially used to repay the $138.0 million from the 2008 Notes in the first quarter of 2013, with the balance increasing our liquidity for general corporate purposes. This net cash inflow and cash generated by operating activities of $5.0 million, was offset by cash used in investing activities of $88.7 million in the first nine months of 2013.

In the first quarter of 2013, we sold $265.0 million of the 2013 Notes, for net proceeds of $256.1 million after payment of commissions and expenses related to the offering. The 2013 Notes mature on February 1, 2033 and bear an interest rate of 2.875% per annum, payable semi-annually in arrears on February 1 and August 1 of each year. The 2013 Notes are convertible into common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to us, holders of the 2013 Notes may be entitled to an increased conversion rate. The 2013 Notes are convertible into common shares at an initial conversion rate of 50 common shares per $1,000 principal amount of 2013 Notes converted, representing an initial conversion price of $20.00 per common share.

Of the cash and cash equivalents balance at September 30, 2013, $355.6 million was held in Canada and the United States. Argentine government regulation of U.S. dollar inflows and outflows restricts our ability to repatriate cash generated by the Pirquitas Mine, however we continue to repatriate cash from Argentina under a fixed schedule of debt repayments.

During the nine months ended September 30, 2013, our working capital position increased by $257.3 million to $608.2 million from $350.9 million. The primary drivers for the increase were the repurchase of the 2008 Notes, which extinguished a current liability and the recognition of our investment in Pretium as a current asset, that had previously been recorded as a non-current asset.

Our financial position at September 30, 2013 and projected operating cash flows are believed to be sufficient to fund currently planned capital and exploration and development expenditures over the next twelve months, and to discharge liabilities as they become due. In spite of a strong liquidity position at September 30, 2013, we have implemented a cost reduction strategy to preserve capital throughout the business. Subsequent to the quarter end, our investment in Pretium experienced a material decline in value. This decline does not impact short-term liquidity or our ability to fund currently planned capital, exploration and development expenditures over the next twelve months, but reduces our total working capital position.

8.	CAPITAL RESOURCES

Our capital consists of items included in shareholders' equity and debt, net of cash and cash equivalents as follows:

	September 30	December 31
	2013	2012
	$000s	$000s
Shareholders' equity	707,034	706,901
Convertible notes	184,791	135,805
	891,825	842,706

Less: cash and cash equivalents	(401,384)	(366,947)
	490,441	475,759

At September 30, 2013, there were no externally imposed capital requirements to which we were subject and with which we had not complied.

A construction decision at any of our projects would materially increase our capital expenditure requirements from and after 2014.

As at September 30, 2013, we had 80,754,434 common shares outstanding, and 1,777,444 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$9.50 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at November 5, 2013, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,754,434
Stock options	1,759,944	9.50 - 28.78	4.3 - 7.1
Fully diluted	82,514,378

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by the Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage our exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with our financial instruments and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all the risks facing us.

a)	Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)	Price Risk

This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2013. During the nine months ended September 30, 2013 there has been a significant decline in the prices of silver and zinc. These metal prices are the primary drivers of our ability to generate earnings and cash flow, in particular our financial position and liquidity. A further sustained drop in metal prices may have a significant impact on the carrying value of our non-current assets and significant projects.

(ii)	Currency Risk

Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as their functional currency; exchange gains and losses in these situations impact earnings. Our sales of silver and zinc are denominated in U.S. dollars and thus currency risk is related to costs incurred and other non-U.S. dollar financial instruments. The Argentine government requires the repatriation of export revenues into Argentina and, where cash flows exceed our current cash repatriation schedule, this results in our Argentine peso cash balance increasing potentially significantly. In Argentina the official Argentine peso exchange rate published is significantly lower than the parallel market rate (also referred to as the Blue Chip rate). At September 30, 2013 the official rate with the U.S. dollar was 5.75 whereas the parallel rate was approximately 8.95. We use the official Argentine peso exchange rate for all re-measurement purposes which is consistent with the economic reality that foreign currency transactions entered into or paid out of Argentina are required to be converted at the official exchange rate. A sudden devaluation of the Argentine peso to a rate closer to the parallel rate would materially impact the value of our Argentine peso denominated cash funds and VAT receivables in U.S. dollar terms, but would improve our operating costs in U.S. dollar terms, all else being equal.

There has been no significant change in our objectives and policies for managing this risk during the nine months ended September 30, 2013. Our Argentine VAT receivables continue to increase, which increases the impact of any devaluation in the Argentine peso. There are no other significant changes in our exposure to currency risk.

(iii)	Interest Rate Risk

Interest rate risk is the risk that fair values and future cash flows of financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents because it is the only financial instrument we hold that earns interest based on variable market interest rates. The convertible notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record the 2013 Notes at amortized cost there would be no impact on our financial results. We closely monitor our exposure to interest rates and have not entered into any derivative contracts to manage this risk.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2013.

b)	Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk includes the collectibility of trade receivables in the ordinary course of business and the quality of our financial investments.

There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2013.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved. During 2013, we have experienced increased delays in the approval and recovery processes. We continue to discuss the situation with the Argentine tax authorities to seek a solution to these delays.

c)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our obligations over financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.

There has been no significant change in our objectives and policies for managing this risk and we believe the financing completed in the first quarter of 2013 reduced our exposure to this risk during the nine months ended September 30, 2013.

In the opinion of management, working capital at September 30, 2013, together with future cash flows from operations, is sufficient to support our commitments through the next twelve months.

We have no off balance sheet arrangements.

10.	OTHER RISKS AND UNCERTAINTIES

During the nine months ended September 30, 2013, except as noted, there were no significant changes in our exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2012, including risks relating to our foreign operations and environmental regulation.

Subsequent to the quarter end, Pretium Resources Inc. and certain of Pretium’s officers and directors have been named in class action lawsuits filed with the United States District Court for the Southern District of New York on behalf of investors of Pretium. Silver Standard has also been named as a defendant in two of the actions. We believe that the lawsuits against us are without merit and we intend to vigorously defend any attempt to obtain court approval to proceed with the actions against us.

For further information regarding the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our Annual Information Form for the year ended December 31, 2012, which is available at www.sedar.com, and our Annual Report on Form 40-F for the year ended December 31, 2012, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions during the nine months ended September 30, 2013.

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

Our investment in Pretium comprises the following:

	September 30, 2013	December 31, 2012
	No. of Shares	No. of Shares
Common shares of Pretium	18,985,807	18,985,807

For the nine months ended September 30, 2013 and the year ended December 31, 2012, the movement in our investment in Pretium was as follows:

	September 30, 2013	December 31, 2012
	$ 000's	$ 000's
Carrying amount, beginning of period	119,632	136,342
Partial disposition	—	(33,052)
Dilution gain	2,112	15,839
Share of net loss	(1,033)	(3,409)
Share of other comprehensive (loss) income	(641)	3,912
Derecognition of investment in associate	(120,070)	—
Carrying amount, end of period	—	119,632

On February 15, 2013 and April 26, 2013, Pretium completed private placements of 1,648,550 flow-through common shares and 5,780,346 common shares respectively, in respect of which we elected not to participate. These share issuances by Pretium resulted in dilutions of our interest to 19.68% and 18.57% respectively, with dilution gains of $1.9 million and $0.3 million, respectively, recognized in other (loss) income. Subsequent to the derecognition of the investment in associate discussed below, our interest has decreased to 18.26%.

On May 10, 2013, we determined that we no longer held significant influence over Pretium following changes in the composition of the Board of Directors of Pretium and our shareholding percentage, and therefore, equity accounting for our investment in Pretium was no longer applicable. This resulted in the derecognition of the carrying value of our investment in associate and the recognition of our shareholding at fair value as an available-for-sale financial asset. The fair value of the shares upon initial recognition was $144.8 million. The difference between the carrying value of the investment and the fair value of the shares was recorded in the consolidated statement of (loss) income, resulting in a gain of $22.0 million and a foreign exchange gain of $2.5 million. Subsequent changes in fair value after May 10, 2013 are recognized in other comprehensive (loss) income.

Subsequent to the end of the quarter, our investment in Pretium experienced a material decline in value. As at November 1, 2013 the fair value was approximately $61.5 million, $69.3 million lower than the fair value at September 30, 2013 and $83.3 million lower than the fair value recorded upon initial recognition. The decline in fair value will be recognized in other comprehensive income, unless the decline remains significant or prolonged which would require an impairment to be recognized in the consolidated statement of income (loss).

13.	NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by the International Financial Reporting Standards ("IFRS") and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures - Cash costs and total costs per payable ounce of silver sold

We use the non-GAAP measures of cash costs and total costs per payable ounce of silver sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Impact of adoption of IFRIC 20 on Non-GAAP Financial Measures

On January 1, 2013, we were required to adopt IFRIC 20. The adoption of this standard had a significant impact on our open pit mining operations at the Pirquitas Mine. Through 2012, $40.6 million of stripping costs was capitalized as a SAA that had previously been included as an operating cost, and of these costs $12.1 million was removed from cost of sales in the year ended December 31, 2012. The adoption impacts the non-GAAP disclosures as cash costs now exclude stripping activity costs, and the depreciation of the SAA is included within total costs.

We have restated our 2012 quarterly cash cost and total cost disclosures to incorporate the impact of the adoption of IFRIC 20 and to enable comparison of cost performance. In addition, we have restated certain of our comparative quarters as a result of an erroneous double counting of certain freight and transportation costs, which has reduced our cash costs, and total costs, on average by $0.50 per ounce, per quarter.

The following table provides a reconciliation of our condensed consolidated interim statements of (loss) income to cash costs and total costs for the three month periods indicated below:

	September 30	June 30	March 31	December 31	September 30	June 30
	2013	2013	2013 (restated)	2012 (restated)	2012 (restated)	2012 (restated)
	$000s	$000s	$000s	$000s	$000s	$000s
Cost of sales, per consolidated statement of (loss) income	38,212	51,625	34,624	62,676	54,113	34,178
Less: Depreciation, depletion and amortization	10,748	11,295	9,062	14,319	12,461	7,942
Less: Export duties on silver concentrate	3,638	3,344	3,454	9,204	5,123	3,531
Less: Inventory NRV adjustment	—	12,193	—	—	—	—
Less: Restructuring costs	653	—	—	—	—	—
Cost of goods sold	23,173	24,793	22,108	39,153	36,529	22,705

Treatment and refining costs	3,190	3,703	5,628	11,247	9,382	5,445
By-product revenue	(2,146)	(1,332)	(1,460)	(1,199)	(687)	(862)
Cash Costs	24,217	27,164	26,276	49,201	45,224	27,288

Export duties on silver concentrate	3,638	3,344	3,454	9,204	5,123	3,531
Depreciation, depletion and amortization, per consolidated statement of (loss) income	10,748	11,295	9,062	14,319	12,461	7,942
Total Costs	38,603	41,803	38,792	72,724	62,808	38,761

Payable ounces of silver sold	1,817,769	2,085,118	1,934,273	3,049,751	2,571,195	1,650,081

Cash Costs per ounce	13.32	13.03	13.58	16.13	17.59	16.54
Total Costs per ounce	21.24	20.05	20.06	23.85	24.43	23.49

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measure of adjusted net (loss) income and adjusted basic (loss) earnings per share. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net loss to the condensed consolidated interim financial statements:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
	$000's	$000's	$000's	$000's

Net (loss) income attributable to shareholders	(14,306)	(1,597)	(254,810)	32,384

Adjusted for:
Impairment reversal on Asset-Backed Commercial Paper	—	—	(183)	(4,853)
Gain on dilution of associate	—	(2,580)	(2,112)	(15,839)
Gain on partial disposal of associate	—	—	—	(49,082)
Impairment of marketable securities	—	—	11,022	—
Share of net loss of associate	—	674	1,033	2,603
Unrealized (loss) gain on financial instruments at FVTPL	—	(113)	—	2,575
Gain on derecognition of investment in associate	—	—	(21,959)	—
Asset impairment, net of tax	619	—	206,956	—
Write-down of inventory to NRV, net of tax	—	—	7,926	—
Other	448	232	967	56

Adjusted net loss	(13,239)	(3,384)	(51,160)	(32,156)

Weighted average shares outstanding (000's)	80,755	80,748	80,754	80,743

Adjusted basic loss per share ($)	(0.16)	(0.04)	(0.63)	(0.40)

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

We have prepared our condensed consolidated interim financial statements in accordance with IAS 34 - Interim Financial Reporting ("IAS 34") as issued by the IASB, and interpretations issued by IFRIC and the former Standing Interpretations Committee. The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated.

The condensed consolidated interim financial statements have been prepared in accordance with IFRS and interpretations issued and outstanding as of September 30, 2013, and were approved as of November 5, 2013, the date the Audit Committee of the Board of Directors approved the condensed consolidated interim financial statements.

Note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.

Adoption of new or amended IFRS Pronouncements

Effective January 1, 2013, we have adopted several new and amended IFRS pronouncements and have applied them to our results in accordance with the transitional provisions outlined in the respective standards. The new pronouncements are described below and can be categorized as those that result in changes to our results and those that affect our financial statement presentation or disclosures. More detail on these changes and any effects on our results are provided in note 2 of our condensed consolidated interim financial statements for the nine months ended September 30, 2013.

Pronouncements Affecting Our Financial Results

Production stripping costs

Effective January 1, 2013, we adopted IFRIC 20. This interpretation applies to waste removal ("stripping") costs during the production phase of a surface mine. The following accounting policy for stripping costs in the production phase of a surface mine has been adopted:

"In surface mining operations, waste material ("overburden") is removed to gain access to mineral ore deposits, which is known as stripping. During the production phase of a mine, where stripping activities result in improved access to ore, we recognize a non-current SAA when it is probable that the future economic benefit of the improved access will flow to us, the ore to which access has been improved is identifiable, and costs can be reliably measured. Typically identifiable components of an ore body correspond to the phases of a mine plan. Within each identifiable component, the average stripping ratio is determined; the cost of waste removal in excess of the stripping ratio is capitalized as a SAA, and the cost of waste and ore removal in line with the average stripping ratio is recorded to inventory. The SAA is amortized using a unit of production method over the period in which the improved access to the component of the ore body is achieved."

For the nine months ended September 30, 2013, gross deferred stripping costs of $24.2 million at the Pirquitas Mine met the criteria of IFRIC 20 and were capitalized into property, plant and equipment. The adoption of this standard also requires application on or after the beginning of the earliest period presented. For the year ended December 31, 2012, deferred stripping costs of $40.6 million at the Pirquitas Mine were capitalized. The prior year comparatives have been restated accordingly.

Pronouncements Affecting Our Financial Statements Presentation or Disclosures

The adoption of the following new and amended IFRS pronouncements has resulted in enhanced financial statement disclosures in our interim or annual consolidated financial statements or a change in financial statement presentation. These pronouncements did not affect our interim financial results and any additional disclosures required by the new pronouncements will be included in our audited consolidated annual financial statements for the year ended December 31, 2013.

Disclosure of interest in other entities
IFRS 12, Disclosure of Interests in Other Entities ("IFRS 12") outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity's financial position, financial performance and cash flows. The requirements of IFRS 12 relate to disclosures only and are applicable for the first annual period after adoption. This will include a non-controlling interest's financial statement note and include summarized financial information for significant associates and joint arrangements.

Fair value measurement
IFRS 13, Fair Value Measurement ("IFRS 13") defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements for fair value measurements. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value. The disclosure requirements of IFRS 13 include disclosures about fair values of financial assets and liabilities measured on a recurring basis and a non-financial assets and liabilities measure on a non-recurring basis.

Interim financial reporting
IAS 34 was amended to establish criteria for disclosing total segmented assets and require certain fair value disclosures. We have incorporated the required fair value disclosures in note 13 of our condensed consolidated interim financial statements for the nine months ended September 30, 2013. The disclosures included are based on the requirements of IFRS 13 discussed above.

Levies imposed by governments
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.
Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the condensed consolidated interim financial statements and related notes. There have been no significant changes to our significant accounting judgments and estimates from those disclosed in note 2 of the audited consolidated annual financial statements for the year ended December 31, 2012, except for certain new estimates and judgments that have been applied as a result of the adoption of IFRIC 20 on January 1, 2013 and the change in accounting treatment for our investment in Pretium.

As a result of the adoption of IFRIC 20, we are required to determine whether stripping costs incurred during the production phase of a property provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, estimate the average stripping ratio for each component, and use judgment determining the period over which the SAA is amortized.

During the second quarter of 2013, we determined that we no longer exert significant influence over our investment in Pretium. As a result, we have changed our accounting treatment from equity accounting to accounting for this investment as an available-for-sale financial asset. The determination of the accounting treatment for this investment requires us to exercise significant judgment.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the nine months ended September 30, 2013 that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of silver and other metals; future costs of inventory and cash costs per payable ounce of silver; the prices of silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas Mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas Mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium, including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of our concentrates and metals; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas Mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; our revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; our ability to attract and retain qualified management to grow the business; compliance with the requirements of the Sarbanes-Oxley Act of 2002; our adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Wall Street Reform and Consumer Protection Act; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers; potential difficulty in enforcing judgments or bringing actions outside Canada and the United States; certain terms of our convertible notes;

and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it.
Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas Mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.